Exhibit 99.1

Adagene Announces Four Poster Presentations on Robust Preclinical Pipeline of Antibody-Based Therapeutics at Upcoming American Association for Cancer Research (AACR) Annual Meeting

- New IND-enabling programs reinforce commitment to build a deep, broad and differentiated pipeline that transforms cancer immunotherapy leveraging company’s AI-powered platform -

- SAFEbody® precision masking technology integrated across antibody-based modalities in POWERbody® candidates, designed to further enhance efficacy with secured safety -

- Data show safe, powerful and durable immunotherapy for solid tumors can be achieved through combination of the fundamental mechanisms and pathways across the cancer immunity cycle -

SAN DIEGO and SUZHOU, China, March 8, 2022 – Adagene Inc. (“Adagene”) (Nasdaq: ADAG), a company transforming the discovery and development of novel antibody-based therapies, today announced publication of four abstracts featuring preclinical data from its expanding pipeline in advance of the AACR Annual Meeting 2022 in New Orleans, Louisiana from April 8-13, 2022. The full abstracts are available on the AACR meeting website.

At AACR, presentations will include preclinical results showing the potential best-in-class profiles for three differentiated preclinical product candidates in IND-enabling studies: ADG138, ADG206 and ADG153. The fourth presentation introduces a new capability for the company’s proprietary bispecific T-cell engagers (TCEs) with CD28.

Details for the poster presentations include:

•	Title: ADG138, A Novel HER2×CD3 POWERbody™ Integrating Bispecific TCE with Precision Masking to Control Cytokine Release Syndrome and On-Target Off-Tumor Toxicity for Single Agent and Combination Therapies in HER2-Expressing Solid Tumors

Date: Tuesday April 12, 2022

Poster Session: 9:00 a.m. – 12:30 p.m. ET

Onsite Location: Exhibit Halls D-H, Poster Section 37

Abstract Number: 2869

•	Title: ADG206, an anti-CD137 agonistic POWERbodyTM with tailor-made efficacy and safety profiles by strong crosslinking and tumor selective activation for single agent and combinational cancer immunotherapy

Date: Tuesday, April 12, 2022

Poster Session: 9:00 a.m. – 12:30 p.m. ET

Onsite Location: Exhibit Halls D-H, Poster Section 37

Abstract Number: 2868

•	Title: Tumor-targeted CD28 bispecific POWERbodyTM for safe and synergistic T cell-mediated immunotherapy

Date: Tuesday, April 12, 2022

Poster Session: 9:00 a.m. – 12:30 p.m. ET

Onsite Location: Exhibit Halls D-H, Poster Section 38

Abstract Number: 2888

•	Title: ADG153-G1 SAFEbody, a differentiated masked anti-CD47 antibody of IgG1 subclass, demonstrates in vivo anti-tumor activity consistent with enhanced ADCC/ADCP effects and significantly reduced RBC-related and antigen sink liabilities

Date: Wednesday, April 13, 2022

Poster Session: 9:00 a.m. – 12:30 p.m. ET

Onsite Location: Exhibit Halls D-H, Poster Section 39

Abstract Number: 4257

“These presentations highlight the promise of our AI-driven technology platform to build a deep, broad, and differentiated pipeline of transformative antibody therapeutics,” said Peter Luo, Ph.D., Co-founder, Chief Executive Officer and Chairman of Adagene. “Our ‘three-body’ technologies are well suited to discover and engineer antibody-based modalities against clinically important targets such as HER2, TROP2, B7H3, CD137, CD47 and CD28, overcoming challenges of prior platform technologies, validated by clinical data from our ongoing clinical programs, and endorsed by our strategic partnerships with global pharmaceutical and biopharmaceutical companies.”

Dr. Luo continued, “We are designing safe and effective antibody candidates across the cancer immunity cycle, including our POWERbody approach, which integrates the SAFEbody technology with multiple antibody-based modalities. These include ADG138, a new HER2xCD3 bispecific TCE for solid tumors, and ADG206, an Fc engineered anti-CD137 therapy, both designed for enhanced safety and efficacy. Additionally, we are establishing a new paradigm for CD28 TCEs by putting all the pieces together to ensure ultimate safety and mitigate known risks of this target - a unique, highly conserved epitope, our precision masking technology and a tumor antigen targeted TCE for local activation. With these novel therapeutic approaches, we aim to push the boundaries of what is possible with TCEs – to achieve safe, potent and durable responses for solid tumors.”

About Adagene

Adagene Inc. (Nasdaq: ADAG) is a platform-driven, clinical-stage biopharmaceutical company committed to transforming the discovery and development of novel antibody-based cancer immunotherapies. Adagene combines computational biology and artificial intelligence to design novel antibodies that address unmet patient needs. Powered by its proprietary Dynamic Precision Library (DPL) platform, composed of NEObody™, SAFEbody®, and POWERbody™ technologies, Adagene’s highly differentiated pipeline features novel immunotherapy programs. Adagene has forged strategic collaborations with reputable global partners that leverage its technology in multiple approaches at the vanguard of science.

For more information, please visit: https://investor.adagene.com. Follow Adagene on WeChat, LinkedIn and Twitter.

SAFEbody® is a registered trademark in the United States, China, Australia, Japan, Singapore, and the European Union.

Safe Harbor Statement

This press release contains forward-looking statements, including statements regarding ADG138, ADG206, ADG153-G1 and a tumor-targeted CD28 bispecific POWERbodyTM’s preclinical studies, the potential implications of preclinical findings of these product candidates, and Adagene’s advancement of, and anticipated clinical development, regulatory milestones and commercialization of Adagene pipeline candidates. Actual results may differ materially from those indicated in the forward-looking statements as a result of various important factors, including but not limited to Adagene’s ability to demonstrate the safety and efficacy of its drug candidates; the clinical results for its drug candidates, which may not support further development or regulatory approval; the content and timing of decisions made by the relevant regulatory authorities regarding regulatory approval of Adagene’s drug candidates; Adagene’s ability to achieve commercial success for its drug candidates, if approved; Adagene’s ability to obtain and maintain protection of intellectual property for its technology and drugs; Adagene’s reliance on third parties to conduct drug development, manufacturing and other services; Adagene’s limited operating history and Adagene’s ability to obtain additional funding for operations and to complete the development and commercialization of its drug candidates; Adagene’s ability to enter into additional collaboration agreements beyond its existing strategic partnerships or collaborations, and the impact of the COVID-19 pandemic on Adagene’s clinical development, commercial and other operations, as well as those risks more fully discussed in the “Risk Factors” section in Adagene’s filings with the U.S. Securities and Exchange Commission. All forward-looking statements are based on information currently available to Adagene, and Adagene undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Investor & Media Contact:

Ami Knoefler
Adagene
650-739-9952
ir@adagene.com